15007909

# FORM 11-K

JUN 2 4 2015

Washington, DC 20549

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________ to ______________________.

**Commission file number 1-10945**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

**Oceaneering Retirement Investment Plan**

**Form 11-K**

**INDEX**

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the
Oceaneering Retirement Investment Plan
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Oceaneering Retirement Investment Plan (the Plan) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
June 23, 2015



One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

**OCEANEERING RETIREMENT INVESTMENT PLAN**
**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**

| | December 31, | |
|---|---|---|
| | 2014 | 2013 |
| Investments, at fair value: | $ 521,874,245 | $ 564,595,700 |
| Receivables: | | |
| Participant contributions | 912,623 | 852,005 |
| Employer contributions | 1,243,907 | 1,406,476 |
| Interest | 19,809 | 21,140 |
| Notes receivable from participants | 13,559,652 | 13,397,559 |
| Net assets reflecting all investments at fair value | 537,610,236 | 580,272,880 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | (948,503) | (561,934) |
| Net assets available for benefits | $ 536,661,733 | $ 579,710,946 |

*The accompanying notes are an integral part of these financial statements.*

**OCEANEERING RETIREMENT INVESTMENT PLAN**
**STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**FOR THE YEAR ENDED DECEMBER 31, 2014**

| | |
|---|---|
| Additions: | |
| Dividend and interest income | $ 6,933,582 |
| Interest income on notes receivable from participants | 572,437 |
| Contributions | |
| Participant contributions | 29,419,072 |
| Employer contributions | 21,133,143 |
| Participant rollovers | 2,972,040 |
| Total Contributions | 53,524,255 |
| Total Additions | 61,030,274 |
| Deductions: | |
| Net depreciation in fair value of investments | (62,289,562) |
| Distributions | (41,368,187) |
| Administrative expenses | (421,738) |
| Total Deductions | (104,079,487) |
| Net decrease in net assets available for benefits | (43,049,213) |
| Net assets available for benefits, beginning of year | 579,710,946 |
| Net assets available for benefits, end of year | $ 536,661,733 |

*The accompanying notes are an integral part of these financial statements.*

## OCEANEERING RETIREMENT INVESTMENT PLAN
## NOTES TO FINANCIAL STATEMENTS

### 1. The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) with Oceaneering International, Inc. (the "Company") and its affiliates.

The Company is the Plan administrator and sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Wells Fargo Bank, N.A. ("Wells Fargo") is the trustee of all investments held by the Plan.

The general administration of the Plan is vested in an Advisory Committee which consists of six persons appointed by the Board of Directors of the Company. Audit fee expenses associated with the Plan's financial statements are paid by the plan. Participant loan fees are paid from the account of the participant requesting the loan and are classified as administrative expenses. Any expense incurred in connection with the purchase and sale of securities for the Plan funds are paid by the Plan and netted against investment income. All other expenses of the Plan are paid by the Plan.

Participants have the option of investing their contributions among nineteen funds: two common/collective funds, sixteen mutual funds, and the Oceaneering International, Inc. common stock fund (which consists of Oceaneering International, Inc. common stock ("Oceaneering Stock") and a short-term investment fund). If a participant fails to make an investment election, his or her Plan account will be invested in the Wells Fargo Advantage Dow Jones Target Date Funds based on the participant's date of birth.

Participants may elect to receive, in their Plan accounts, a cash distribution attributable to dividends paid with respect to Oceaneering Stock held in their Plan accounts or to have such dividends reinvested in Oceaneering Stock. In the absence of an election, dividends are reinvested in Oceaneering Stock.

Participants may contribute on a pre-tax basis up to 80% of their compensation, as defined in the Plan document, per plan year up to the maximum deferrable amount allowed by the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees who have not made an election to defer a portion of their compensation, or have not affirmatively elected not to defer any of their compensation, are automatically enrolled in the Plan following three months of employment, and 3% of their compensation is contributed to the Plan. Absent an election to cease deferrals or contribute a different percentage, the participant's contribution level increases by 1% each year thereafter until it reaches 6%.

The Company contributes amounts equal to 100% of an employee's deferred compensation up to a maximum of 6% of such employee's eligible compensation. During the periods presented, the Company's matching contributions have been made in cash and have been deposited directly into the fund options chosen by the participants for the investment of their pre-tax deferrals to the Plan.

The Plan provides that each fund's income (loss) shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan maturities may not exceed five years unless the loan is used to acquire a principal residence. The loan maturities for the purchase of a principal residence may not exceed 10 years. Loans are secured by the balance in the applicable participant's account. All loans will bear a commercially reasonable rate of interest, which the employer has determined to be the prime rate as determined by Wells Fargo plus 1%. Interest rates for loans range between 4.25% and 9.50% as of December 31, 2014. Principal and interest are paid through payroll deductions.

The Plan pays lump-sum benefits or installment payments on retirement, death or termination of employment. In-service withdrawals may be made by a participant who has attained age 65 if elected by the participant. In-service withdrawals may also be made with respect to benefits attributable to the Grayloc Products 401(k) Plan (which was merged into the Plan effective March 1, 2006), if elected by a participant who has attained age 59½ or is disabled. The Plan also permits hardship distributions.

The Plan provides that the entire amount of participant contributions and related earnings are fully vested, and that employer contributions and related earnings vest according to the following schedule:

| Years of Service | Vested Percentage |
|---|---|
| Less than two | 0% |
| At least two | 100% |

Upon termination of employment for any reason prior to age 55, other than due to death or disability, the non-vested portion of a participant's employer contribution account is forfeited on the earlier of (a) the last day of the plan year in which the participant incurs five consecutive Breaks in Service (as defined in the Plan) or (b) the date the participant receives a distribution of his or her entire account balance. The amount of any forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive Breaks in Service.

Included in net assets available for benefits are forfeitures in the amounts of $106,541 and $88,305 at December 31, 2014 and 2013, respectively. Forfeitures of $695,994 were used to reduce employer matching contributions for the year ended December 31, 2014.

The Company may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to the Company or any participating employer any interest or ownership of the Plan's net assets or of permitting the Plan's net assets to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment may change the Plan's vesting schedule, unless each participant having not less than two years of service is permitted to elect to have the vested portion of his or her account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on his or her account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Oceaneering Stock, and cash, then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan will be paid by the Company, except that in the case of bankruptcy or insolvency of the Company, such expenses would be paid by the Plan.

**2. Accounting Policies**

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis using information provided by the Plan trustee. Benefit payments are recorded when paid.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are accrued on the ex-dividend date.

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

The Wells Fargo Stable Return Fund N15 (the "N15 Fund") invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at their respective contract values. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the most relevant measurement for fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The net weighted-average yield earned, which is different from the interest rate credited to participants, by the entire fund was 1.64% and 1.52% for the years ended December 31, 2014 and 2013, respectively. The net weighted interest rate credited to participants in the fund was 1.40% and 1.36% for the years ended December 31, 2014 and 2013, respectively.

All of the asset-backed contracts held in a common collective trust are fully participating contracts. In a fully participating contract, the asset and liability risks may be transferred from a protective contract issued by a bank or insurance company, referred to as a "wrap", to the common collective trust in the event of a termination or non-participant directed withdrawal, transfer or loan. The risk of such an event happening is not probable. The wrap provider may terminate the contract and settle at an amount different from the contract value if the wrap provider of the common collective trust is unable to meet the terms of the wrap contract.

### 3. Fair Value Measurements

Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (*i.e.*, an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs, other than quoted prices in active markets for identical assets and liabilities, that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets and liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in markets that are not active;
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (*e.g.*, interest rate and yield curve quotes at commonly quoted intervals); and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (*i.e.*, supported by little or no market activity). Level 3 inputs include management's own determinations about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The plan has no assets measured by level 3 of the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the quoted net asset value of shares held by the Plan at the financial statement date reported on an active market.

Oceaneering Stock: Valued based on quoted market price at the financial statement date reported on the New York Stock Exchange.

Stable Value fund: The N15 Fund is a common/collective fund which invests all of its assets in the Wells Fargo Stable Return Fund G (the "G Fund"), a common/collective fund sponsored by Wells Fargo Bank. The N15 Fund is valued based on the underlying unit value reported by the G Fund. The G Fund invests in investment contracts, such as traditional guaranteed investment contracts ("GICs") and security-backed contracts issued by insurance companies and other financial institutions and carries its investments at contract value. The fair value of the G Fund is based on the present value of future cash flows using the current discount rate. The fair value of the security-backed contracts includes the value of the underlying securities and the value of the wrapper contracts. The fair value of the wrapper contracts is the replacement cost based on the wrapper contract fees. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

Short-Term Investment fund: The Short-Term Investment fund is a common/collective fund valued at the net asset value of shares held by the Plan at the financial statement date. The Short Term Investment fund seeks to maintain a constant net asset value of $1 per unit.

Equity fund: The Wells Fargo S&P 500 Index is a common/collective fund which seeks to approximate as closely as practicable the total return of the Standard & Poor's 500 Index (the "Index") through investment in equity securities of companies that comprise the Index. The fund is valued at the net asset value of shares held by the Plan at the financial statement date based on the fair value of the underlying investments held by the fund. This fund does not have restrictions on redemptions.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2014.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Mutual funds: | | | | |
| Large-cap equity | $ 24,527,093 | $ - | $ - | $ 24,527,093 |
| Mid-cap equity | 56,197,147 | - | - | 56,197,147 |
| Small-cap equity | 14,433,101 | - | - | 14,433,101 |
| International large-cap equity | 11,607,779 | - | - | 11,607,779 |
| Target date funds | 82,908,867 | - | - | 82,908,867 |
| Blended equity and debt | 11,297,249 | - | - | 11,297,249 |
| U.S. bond index | 19,819,430 | - | - | 19,819,430 |
| Total mutual funds | 220,790,666 | - | - | 220,790,666 |
| Company stock | 196,312,618 | - | - | 196,312,618 |
| Common/collective funds: | | | | |
| Stable value | - | 68,698,712 | - | 68,698,712 |
| Short-term investment | - | 6,675,422 | - | 6,675,422 |
| Equity | - | 29,396,827 | - | 29,396,827 |
| Total assets at fair value | $ 417,103,284 | $ 104,770,961 | $ - | $ 521,874,245 |

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2013.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Mutual funds: | | | | |
| Large-cap equity | $ 19,710,610 | $ - | $ - | $ 19,710,610 |
| Mid-cap equity | 58,423,480 | - | - | 58,423,480 |
| Small-cap equity | 12,347,586 | - | - | 12,347,586 |
| International large-cap equity | 11,880,896 | - | - | 11,880,896 |
| Target date funds | 67,073,086 | - | - | 67,073,086 |
| Blended equity and debt | 9,140,592 | - | - | 9,140,592 |
| U.S. bond index | 20,460,422 | - | - | 20,460,422 |
| Total mutual funds | 199,036,672 | - | - | 199,036,672 |
| Company stock | 256,324,077 | - | - | 256,324,077 |
| Common/collective funds: | | | | |
| Stable value | - | 70,803,778 | - | 70,803,778 |
| Short-term investment | - | 13,689,436 | - | 13,689,436 |
| Equity | - | 24,741,737 | - | 24,741,737 |
| Total assets at fair value | $ 455,360,749 | $ 109,234,951 | $ - | $ 564,595,700 |

**4. Risks and Uncertainties**

The Plan provides for various investments in Oceaneering Stock, common/collective funds and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts recorded in the Statements of Net Assets Available for Benefits and participant account balances.

**5. Related Party Transactions**

Certain investments of the Plan are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions are party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in Oceaneering Stock. Because the Company is the Plan sponsor, transactions involving Oceaneering Stock are party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA pursuant to an exemption set forth in those rules.

**6. Federal Income Taxes**

Effective as of January 1, 2013, the Plan was amended and restated from a non-standardized prototype plan document to an individually designed plan document and has received a favorable determination letter from the Internal Revenue Service (IRS) dated January 21, 2015 stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the Plan and related trust is tax exempt. During the period of the Plan amendment and the favorable determination from the IRS the plan retained its status as a qualified plan under Code Section 401(a) rules applicable to remedial amendment periods for qualified retirement plans. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken on behalf of the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken. No interest or penalties related to uncertain tax positions have been recognized on behalf of the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

## 7. Investments

The following presents investments that represented 5% or more of the Plan's net assets at December 31, 2014 and 2013:

| | Current Year | Prior Year |
|---|---|---|
| | December 31, | |
| | 2014 | 2013 |
| Oceaneering International, Inc. Common Stock | $ 196,312,618 | $256,324,077 |
| Wells Fargo Stable Return Fund N15 (stated at contract value) | 67,750,209 | 70,241,843 |
| Wells Fargo Blackrock S&P 500 Index Fund | 29,396,827 | * |

* Did not represent 5% at year end

In the accompanying Statement of Changes in Net Assets Available for Benefits, net appreciation (depreciation) in fair value of investments consists of both realized gains and losses on the disposition of Plan investments and unrealized appreciation (depreciation) of Plan investments. During 2014, the Plan's investments appreciated (depreciated) in value as follows:

| | | |
|---|---|---|
| Oceaneering Stock | $ | (75,026,962) |
| Common/Collective Funds | | 4,219,144 |
| Mutual Funds | | 8,518,256 |
| | $ | (62,289,562) |

## 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, to the IRS and Department of Labor Form 5500 ("Form 5500"):

| | December 31, | |
|---|---|---|
| | 2014 | 2013 |
| Net assets available for benefits per the financial statements | $ 536,661,733 | $ 579,710,946 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | 948,503 | 561,934 |
| Net assets available for benefits per the Form 5500 | $ 537,610,236 | $ 580,272,880 |

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2014, to the net income per the Form 5500:

| | |
|---|---|
| Net decrease in net assets available for benefits per the financial statements | $ (43,049,213) |
| Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts | 386,569 |
| Net loss per the Form 5500 | $ (42,662,644) |

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

**9. Plan Amendment**

Effective January 1, 2013, the Plan was amended and restated to convert the Plan from a pre-approved prototype plan document to an individually designed plan document in order to add provisions that convert the Oceaneering Stock fund within the Plan into an unleveraged employee stock ownership plan in compliance with Code Sections 4975(e)(7) and 401(a)(28).

**10. Subsequent Events**

The Plan's management evaluated subsequent events from December 31, 2014 through June 23, 2015, the date these financial statements were issued. During this period, there have been no significant subsequent events that require adjustments to or disclosure in the financial statements as of December 31, 2014 or for the year then ended, except as follows;

- As of January 1, 2015 the Advisory Committee has amended the plan to allow in-service withdrawals by all plan participants having attained age 59 ½ or if disabled.
- The Advisory Committee has elected to amend the Plan to allow for after-tax contributions to the Plan effective for the 2016 plan year.

# Oceaneering Retirement Investment Plan
# Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
# EIN: 95-2628227 PN: 003
# December 31, 2014

| | Identity of Issue | Description of Investment | Current Value |
|---|---|---|---|
| * | Oceaneering International, Inc. Common Stock | 3,338,082 shares | $ 196,312,618 |
| * | Wells Fargo Short-Term Investment Fund | Common/Collective Fund | 6,675,422 |
| * | Wells Fargo Stable Value Return Fund N15 | Common/Collective Fund | 68,698,712 |
| * | Wells Fargo S&P 500 Index Fund | Common/Collective Fund | 29,396,827 |
| | American Funds Europacific Growth Fund | Mutual Fund | 11,607,779 |
| | American Balanced Fund R5 | Mutual Fund | 11,297,249 |
| | Artisan Mid Capitalization Stock Fund | Mutual Fund | 18,518,631 |
| | Columbia Acorn Fund | Mutual Fund | 15,530,858 |
| | Goldman Sachs Small Cap Value Fund | Mutual Fund | 7,863,619 |
| | JPMorgan Large Cap Growth R5 | Mutual Fund | 15,726,894 |
| | MFS Value R4 | Mutual Fund | 8,800,199 |
| | Pimco Total Return Fund Institutional Class | Mutual Fund | 19,819,430 |
| | T. Rowe Price Mid Cap Value Fund | Mutual Fund | 22,147,658 |
| | T. Rowe Price New Horizons Fund | Mutual Fund | 6,569,482 |
| * | Wells Fargo Advantage DJ Target 2010 | Mutual Fund | 3,426,020 |
| * | Wells Fargo Advantage DJ Target 2020 | Mutual Fund | 16,310,767 |
| * | Wells Fargo Advantage DJ Target 2030 | Mutual Fund | 23,264,975 |
| * | Wells Fargo Advantage DJ Target 2040 | Mutual Fund | 21,242,366 |
| * | Wells Fargo Advantage DJ Target 2050 | Mutual Fund | 16,998,242 |
| * | Wells Fargo Advantage DJ Target Today | Mutual Fund | 1,666,497 |
| | | | 521,874,245 |
| * | Participant loans | Interest rates ranging from 4.25% to 9.50% with varying maturity dates | 13,559,652 |
| | Total investments and participant loans | | $ 535,433,897 |

* Party-In-Interest

**SIGNATURES**

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANEERING RETIREMENT INVESTMENT PLAN

Date: June 23, 2015

By: [signature]
Chairman, Advisory Committee

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 23.1 | Consent of Harper & Pearson Company, P.C., Independent Registered Public Accounting Firm |

**EXHIBIT 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-174078 and 333-98211) of the Oceaneering Retirement Investment Plan of our report dated June 23, 2015, with respect to the financial statements and schedule included in this Annual Report on Form 11-K of the Oceaneering Retirement Investment Plan for the year ended December 31, 2014.

Harper & Pearson Company, P.C.

Houston, Texas
June 23, 2015